UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report – Agrium and PotashCorp Provide Update for Proposed Merger of Equals

Item 1

Immediate Report – Agrium and PotashCorp Provide Update for Proposed Merger of Equals

The Company hereby reports that Potash Corporation of Saskatchewan Inc. ("PotashCorp.") issued a press release today regarding its proposed merger with Agrium Inc. According to this press release, the two companies have been informed that the Ministry of Commerce (MOFCOM) in China and, independently, the Competition Commission of India (CCI) intend to condition their respective approvals of the proposed transaction on the divestment of certain of PotashCorp’s offshore minority ownership interests.

PotashCorp holds approximately 13% of the Company’s share capital, and therefore PotashCorp’s press release may also pertain to its holdings in the Company.

The Company is not party to the proposed merger with Agrium and has no independent information about the transaction. The Company takes no responsibility and can provide no assurance as to the reliability of the information set forth therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: September 7, 2017